SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V .

By:	/s/ Javier Astaburuaga
Javier Astaburuaga Chief Financial Officer

Date:  February 27, 2012

FEMSA Closes 2011 with Double-Digit Revenue and

Operating Income Growth Across Operations

Monterrey, Mexico, February 27, 2012 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the fourth quarter and full year 2011.

Fourth Quarter 2011 Highlights:

•	FEMSA consolidated total revenues and income from operations grew 24.5% and 24.9%, respectively, compared to the fourth quarter of 2010.

•	Coca-Cola FEMSA income from operations increased 27.9% driven by double-digit operating income growth in the South America and Mexico & Central America divisions, including the integration of Grupo Tampico and CIMSA in Mexico.

•	FEMSA Comercio achieved total revenues growth of 16.9% and income from operations growth of 15.7% driven by new store openings and 8.0% growth in same-store sales.

2011 Full Year Highlights:

•	FEMSA consolidated total revenues and income from operations grew 19.6% and 19.4%, respectively, compared to 2010 driven by Coca-Cola FEMSA and FEMSA Comercio.

•	Coca-Cola FEMSA income from operations increased 18.0%. Strong growth in the South America division was the main driver, combined the integration of Grupo Tampico and CIMSA in Mexico.

•	FEMSA Comercio continued its pace of strong floor space growth by opening 1,135 net new stores in 2011. Income from operations increased 20.7%.

•	Ordinary dividend of Ps. 6.200 billion proposed by FEMSA’s Board of Directors, to be paid in 2012 subject to approval at the annual shareholders meeting in March 2012, representing an increase of 34.8% over the prior year and 138.5% over the dividend paid in 2010.

February 27, 2012	Page 1

José Antonio Fernández Carbajal, Chairman and CEO of FEMSA, commented: “2011 was a strong year for our company. Despite a volatile economic environment, demand for our products remained healthy, and we stayed the course and managed to convert that demand into robust financial results by focusing our time, efforts and resources on the extraordinary opportunities for Coca-Cola FEMSA and OXXO.

For Coca-Cola FEMSA, this was a historic year. We leveraged our financial and operating flexibility to firmly advance on our strategy to grow through accretive mergers and acquisitions—from our incursion into the dairy category through our joint acquisition of Grupo Industrias Lacteas in Panama to our mergers with the beverage divisions of Grupo Tampico, Grupo CIMSA, and Grupo Fomento Queretano in Mexico. And at FEMSA Comercio, our robust top-line growth in 2011 was driven by our continuing store expansion and our comparable same-store sales growth of 9.2 percent, ahead of trend and reinforcing our position as an industry benchmark. Our progress in mapping and understanding consumers’ needs and adjusting our value proposition to better fulfill those needs significantly contributed to our same store sales growth. We also made great strides in our sustainability efforts, from launching joint watershed-conservation initiatives with the Inter-American Development Bank, the Global Environment Facility and the Nature Conservancy, to making significant progress in our renewable energy projects, particularly wind power, to ensuring that every one of our managers now incorporates sustainability objectives in their annual performance metrics.

And so we look at 2012 with optimism and renewed energy, ready to keep moving our company forward by pursuing and overcoming new challenges.”

FEMSA Consolidated

On April 30, 2010, FEMSA announced the closing of the strategic transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group (“the transaction”). For more information regarding this acquisition, please refer to the transaction filings available at www.femsa.com/investor. FEMSA’s consolidated results for the fourth quarter and for the full year of 2011 reflect the transaction effects.

Total revenues increased 24.5% compared to 4Q10 to Ps. 56.834 billion. Coca-Cola FEMSA accounted for the majority of the incremental consolidated revenues.

For the full year of 2011, consolidated total revenues increased 19.6% to Ps. 203.044 billion. This growth resulted mainly from double-digit growth at Coca-Cola FEMSA and FEMSA Comercio.

Gross profit increased 25.8% compared to 4Q10 to Ps. 24.478 billion in 4Q11. Gross margin increased 50 basis points compared to the same period in 2010 to 43.1% of total revenues.

For the full year of 2011, gross profit increased 19.8% to Ps. 85.035 billion. Gross margin increased 10 basis points compared to the same period in 2010 to 41.9% of total revenues.

Income from operations increased 24.9% to Ps. 8.884 billion in 4Q11 as compared to the same period in 2010. Consolidated operating margin remained at 15.6% of total revenues, compared to 4Q10.

For the full year of 2011, income from operations increased 19.4% to Ps. 26.904 billion. Our consolidated operating margin in 2011 remained at 13.3% as a percentage of total revenues compared to the same period of 2010.

Net income from continuing operations increased 9.3% to Ps. 7.111 billion in 4Q11 compared to 4Q10, including the fact that this line incorporates FEMSA’s implied 20% participation in Heineken’s fourth quarter 2011 net income. The figure reflects growth in income from operations and the variation in FEMSA’s 20% participation in Heineken’s net income which more than compensated the effect of non-recurring items. These include the tough comparison base caused by the income from the sale of our flexible packaging business in 4Q10, as well as write offs of certain non-productive assets at Coca-Cola FEMSA during 4Q11. The effective income tax rate on continuing operations was 25.6% in 4Q11.

February 27, 2012	Page 2

For the full year of 2011, net income from continuing operations increased 15.2% to Ps. 20.684 billion compared to the same period of 2010, mainly due to the growth in income from operations which more than compensated for an increase in the other expenses line largely driven by the net effect of non-recurring items. These include the tough comparison base caused by income from the sale of our flexible packaging business and the sale of the Mundet brand to The Coca-Cola Company during 2010. The full-year effective income tax rate on continuing operations was 27.1%.

Net consolidated income increased 9.3% compared to 4Q10 to Ps. 7.111 billion in 4Q11, reflecting the increase in FEMSA’s net income from continuing operations. Net majority income for 4Q11 resulted in Ps. 1.50 per FEMSA Unit1. Net majority income per FEMSA ADS was US$ 1.08 for the quarter. For the full year of 2011, net majority income per FEMSA Unit1 was Ps. 4.23 (US$ 3.03 per ADS).

Capital expenditures increased to Ps. 5.239 billion in 4Q11, driven by back-end loaded capacity-related investments at Coca-Cola FEMSA and incremental investments at FEMSA Comercio mainly related to store expansion. For the full year of 2011, capital expenditures increased to Ps. 12.515 billion, for the reasons described above.

Our consolidated balance sheet as of December 31, 2011, recorded a cash balance of Ps. 27.658 billion (US$ 1.983 billion), an increase of Ps. 0.495 billion (US$ 35.5 million) compared to the same period in 2010. Short-term debt was Ps. 5.573 billion (US$ 399.5 million), while long-term debt was Ps. 23.194 billion (US$ 1.663 billion). Our consolidated net debt balance was Ps. 1.109 billion (US$ 79.5 million).

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

FEMSA Comercio

Total revenues increased 16.9% compared to 4Q10 to Ps. 19.619 billion in 4Q11 mainly driven by the opening of 413 net new stores in the quarter, reaching 1,135 total net new store openings for the year. As of December 31, 2011, FEMSA Comercio had a total of 9,561 convenience stores, above target relative to the objective for 2011. Same-store sales increased an average of 8.0% for the quarter over 4Q10, reflecting a 4.1% increase in store traffic and a 3.8% increase in average customer ticket.

For the full year of 2011, total revenues increased 19.0% to Ps. 74.112 billion. FEMSA Comercio’s same-store sales increased an average of 9.2%, driven by a 4.6% increase in store traffic and a 4.3% increase in average customer ticket.

Gross profit increased by 19.2% in 4Q11 compared to 4Q10, resulting in a 70 basis point gross margin expansion to 37.4% of total revenues. This increase reflects (i) a positive mix shift due to the growth of higher margin categories, (ii) a more effective collaboration and execution with our key supplier partners combined with a more efficient use of promotion-related marketing resources. For the full year of 2011, gross margin expanded by 60 basis points to 34.4% of total revenues.

Income from operations increased 15.7% over 4Q10 to Ps. 2.289 billion in 4Q11. Operating expenses increased 20.8% to Ps. 5.049 billion, largely driven by the growing number of stores as well as by incremental expenses such as the strengthening of FEMSA Comercio’s organizational structure, mainly IT-related and targeted marketing programs. Operating expense growth above gross profit growth resulted in a 10 basis point contraction of operating margins to 11.7% of total revenues in 4Q11.

For the full year of 2011, income from operations increased 20.7% to Ps. 6.276 billion, resulting in an operating margin of 8.5%, which represents a 10 basis point expansion from the prior year.

[1]	FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2011 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.
February 27, 2012	Page 3

Recent Developments

•	In accordance with Mexican regulations, FEMSA is adopting International Financial Reporting Standards (IFRS) beginning January 1, 2012. The Company will release its quarterly and full year results for 2011 under IFRS prior to the release of its 1st quarter 2012 results.

•	Financing has been secured from a consortium of banks to build the largest wind power farm in Latin America, to be located in the state of Oaxaca, which will provide FEMSA’s operating subsidiaries as well as Heineken’s operations in Mexico with almost 400 megawatts of clean, renewable energy for the next 20 years. FEMSA and Macquarie Capital participated during the development phase of the project as short-term investors in order to enable the project to move forward, and have now sold their ownership stakes to Mitsubishi Corporation, with ample experience in energy-generation projects, and PPGM, a Netherlands-based pension fund service provider. Macquarie Mexico Infrastructure Fund also participated during the development phase and remains as a long-term investor. Going forward FEMSA’s role will be solely as energy off-taker. This news underscores FEMSA’s long-term objective to derive as much as 85% of its electrical energy needs from clean, renewable sources, while representing an economically attractive solution.

CONFERENCE CALL INFORMATION:

Our Fourth Quarter and Full Year 2011 Conference Call will be held on: Tuesday February 28, 2011, 12:00 PM Eastern Time (11:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (877) 718-5099 International: (719) 325-4937, Conference Id 7481125. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at December 31, 2011, which was 13.9510 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

February 27, 2012	Page 4

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2011	(A)	% of rev.	2010	% of rev.	% Increase	2011	(A)	% of rev.	2010	% of rev.	% Increase
Total revenues	56,834		100.0	45,664	100.0	24.5	203,044		100.0	169,702	100.0	19.6
Cost of sales	32,356		56.9	26,200	57.4	23.5	118,009		58.1	98,732	58.2	19.5
Gross profit	24,478		43.1	19,464	42.6	25.8	85,035		41.9	70,970	41.8	19.8
Administrative expenses	2,237		3.9	2,055	4.5	8.9	8,249		4.1	7,766	4.6	6.2
Selling expenses	13,357		23.6	10,294	22.5	29.8	49,882		24.5	40,675	24.0	22.6
Operating expenses	15,594		27.5	12,349	27.0	26.3	58,131		28.6	48,441	28.5	20.0
Income from operations	8,884		15.6	7,115	15.6	24.9	26,904		13.3	22,529	13.3	19.4
Other (expenses) income	(1,369)			248		N.S	(2,830)			(63)		N.S
Interest expense	(772)			(993)		(22.3)	(2,934)			(3,265)		(10.1)
Interest income	220			418		(47.4)	999			1,104		(9.5)
Interest expense, net	(552)			(575)		(4.0)	(1,935)			(2,161)		(10.5)
Foreign exchange (loss) gain	246			(7)		N.S	1,165			(614)		N.S
(Loss) gain on monetary position	57			122		(53.3)	146			410		(64.4)
Gain (loss) on financial instrument(1)	75			61		23.0	(159)			212		N.S
Integral result of financing	(174)			(399)		(56.4)	(783)			(2,153)		(63.6)
Participation in Heineken results(2)	2,222			597		N.S	5,080			3,319		53.1
Income before income tax	9,563			7,561		26.5	28,371			23,632		20.1
Income tax	2,452			1,058		N.S	7,687			5,671		35.5
Net income from continuing operations	7,111			6,503		9.3	20,684			17,961		15.2
Gain from transaction with Heineken, net of taxes(3)	-			-		-	-			26,623		N.S
Net Income from FEMSA's former beer operations(4)	-			-		-	-			706		N.S
Net consolidated income	7,111			6,503		9.3	20,684			45,290		(54.3)
Net majority income	5,367			4,939		8.7	15,133			40,251		(62.4)
Net minority income	1,744			1,564		11.5	5,551			5,039		10.2

(A) We integrated Grupo Tampico and Grupo CIMSA to Coca Cola FEMSA operations since October, 2011 and December, 2011 respectively.

EBITDA & CAPEX
Income from operations	8,884	15.6	7,115	15.6	24.9	26,904	13.3	22,529	13.3	19.4
Depreciation	1,261	2.2	1,058	2.3	19.2	4,604	2.3	3,827	2.3	20.3
Amortization & other	627	1.2	553	1.2	13.4	2,450	1.1	2,061	1.2	18.9
EBITDA	10,772	19.0	8,726	19.1	23.4	33,958	16.7	28,417	16.7	19.5
CAPEX	5,239		3,771		38.9	12,515		11,171		12.0

FINANCIAL RATIOS	2011		2010		Var. p.p
Liquidity(5)	1.53		1.69		(0.16)
Interest coverage(6)	19.51		15.18		4.34
Leverage(7)	0.44		0.46		(0.02)
Capitalization(8)	13.42%		14.22%		(0.79)

(1) Includes solely derivative instruments that do not meet hedging criteria for accounting purposes.

(2) Represents the equity-method participation in Heineken´s results.

(3) Represents the difference between the market value of the Heineken shares (20% equity interest) and the book value of FEMSA's former beer operations, net of transaction tax, as of April 30, 2010.

(4) Represents the net income of FEMSA's former beer operations for the period ended April 30, 2010.

(5) Total current assets / total current liabilities.

(6) Income from operations + depreciation + amortization & other / interest expense, net.

(7) Total liabilities / total stockholders' equity.

(8) Total debt / long-term debt + stockholders' equity.

Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans.

February 27, 2012	Page 5

FEMSA

Consolidated Balance Sheet

Millions of Pesos

As of December 31:

ASSETS	2011 (A)	2010%Increase
Cash and cash equivalents	27,658	27,163	1.8
Accounts receivable	10,499	7,702	36.3
Inventories	14,385	11,314	27.1
Other current assets	6,425	5,281	21.7
Total current assets	58,967	51,460	14.6
Investments in shares	78,972	68,793	14.8
Property, plant and equipment, net	53,402	41,911	27.4
Intangible assets(1)	71,608	52,340	36.8
Other assets	11,755	9,074	29.5
TOTAL ASSETS	274,704	223,578	22.9

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	638	1,578	(59.6)
Current maturities long-term debt	4,935	1,725	N.S
Interest payable	216	165	30.9
Operating liabilities	32,841	27,048	21.4
Total current liabilities	38,630	30,516	26.6
Long-term debt (2)	23,194	21,510	7.8
Labor liabilities	2,258	1,883	19.9
Other liabilities	19,508	16,656	17.1
Total liabilities	83,590	70,565	18.5
Total stockholders’ equity	191,114	153,013	24.9
LIABILITIES AND STOCKHOLDERS’ EQUITY	274,704	223,578	22.9

(A) Grupo Tampico and CIMSA were integrated to FEMSA´s Balance Sheet.

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

	December 31, 2011
DEBT MIX (2)	% Integration	Average Rate
Denominated in:
Mexican pesos	63.1%	6.6%
Dollars	26.7%	4.3%
Colombian pesos	5.6%	6.4%
Argentinan pesos	3.6%	17.3%
Brazilian Reals	1.0%	8.8%
Total debt	100.0%	6.3%

Fixed rate(2)	59.4%
Variable rate(2)	40.6%

% of Total Debt	2012	2013	2014	2015	2016	2017	2018+
DEBT MATURITY PROFILE	19.7%	14.9%	5.0%	10.0%	8.8%	8.7%	32.9%

February 27, 2012	Page 6

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2011 (A)	% of rev.	2010	% of rev.	% Increase	2011 (A)	% of rev.	2010	% of rev.	% Increase
Total revenues	36,187	100.0	27,991	100.0	29.3	124,715	100.0	103,456	100.0	20.5
Cost of sales	19,696	54.4	15,017	53.6	31.2	67,488	54.1	55,534	53.7	21.5
Gross profit	16,491	45.6	12,974	46.4	27.1	57,227	45.9	47,922	46.3	19.4
Administrative expenses	1,342	3.7	1,260	4.5	6.5	5,185	4.2	4,451	4.3	16.5
Selling expenses	8,652	23.9	6,634	23.7	30.4	31,890	25.6	26,392	25.5	20.8
Operating expenses	9,994	27.6	7,894	28.2	26.6	37,075	29.7	30,843	29.8	20.2
Income from operations	6,497	18.0	5,080	18.1	27.9	20,152	16.2	17,079	16.5	18.0
Depreciation	879	2.4	683	2.4	28.7	3,269	2.6	2,633	2.5	24.2
Amortization & other	380	1.1	346	1.2	9.8	1,577	1.2	1,310	1.3	20.4
EBITDA	7,756	21.4	6,109	21.8	27.0	24,998	20.0	21,022	20.3	18.9
Capital expenditures	3,446		2,516		37.1	7,826		7,478		4.6

 Average Mexican Pesos of each year.

(A) We integrated Grupo Tampico and Grupo CIMSA to Coca Cola FEMSA operations since October, 2011 and December, 2011 respectively.

Sales volumes
(Millions of unit cases)
Mexico and Central America	410.3	56.0	348.3	52.8	17.8	1,510.8	57.0	1,379.3	55.2	9.5
South America	322.0	44.0	311.6	47.2	3.4	1,137.9	43.0	1,120.2	44.8	1.6
Total	732.3	100.0	659.9	100.0	11.0	2,648.7	100.0	2,499.5	100.0	6.0

February 27, 2012	Page 7

FEMSA Comercio

Results of Operations

Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2011	% of rev	2010	% of rev	% Increase	2011		% of rev	2010		% of rev	% Increase
Total revenues	19,619	100.0	16,781	100.0	16.9	74,112		100.0	62,259		100.0	19.0
Cost of sales	12,281	62.6	10,624	63.3	15.6	48,636		65.6	41,220		66.2	18.0
Gross profit	7,338	37.4	6,157	36.7	19.2	25,476		34.4	21,039		33.8	21.1
Administrative expenses	382	1.9	310	1.8	23.2	1,438		1.9	1,186		1.9	21.2
Selling expenses	4,667	23.8	3,869	23.1	20.6	17,762		24.0	14,653		23.5	21.2
Operating expenses	5,049	25.7	4,179	24.9	20.8	19,200		25.9	15,839		25.4	21.2
Income from operations	2,289	11.7	1,978	11.8	15.7	6,276		8.5	5,200		8.4	20.7
Depreciation	312	1.6	266	1.6	17.3	1,175		1.6	990		1.6	18.7
Amortization & other	187	0.9	166	1.0	12.7	707		0.9	607		0.9	16.5
EBITDA	2,788	14.2	2,410	14.4	15.7	8,158		11.0	6,797		10.9	20.0
Capital expenditures	1,376		1,136		21.1	4,096			3,324			23.2

Average Mexican Pesos of each year

Information of OXXO Stores
Total stores						9,561			8,426			13.5
Net new convenience stores	413		415		(0.5)	1,135	(2)		1,092	(2)		3.9

Same store data: (1)
Sales (thousands of pesos)	665.9		616.4		8.0	663.9			608.0			9.2
Traffic (thousands of transactions)	25.5		24.5		4.1	25.7			24.6			4.6
Ticket (pesos)	26.1		25.1		3.8	25.8			24.8			4.3

(1) Monthly average information per store, considering same stores with more than 12 months of operations.

(2) For the last twelve months for each period.

February 27, 2012	Page 8

FEMSA

Macroeconomic Information

			End of period, Exchange Rates
	Inflation		Dec-11		Dec-10
	4Q 2011	December-10 December-11	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	2.60%	3.82%	13.98	1.0000	12.36	1.0000
Colombia	0.75%	3.72%	1,942.70	0.0072	1,913.98	0.0065
Venezuela	5.86%	27.57%	4.30	3.2509	4.30	2.8737
Brazil	1.46%	6.50%	1.88	7.4521	1.67	7.4163
Argentina	2.08%	9.51%	4.30	3.2478	3.98	3.1079
Euro Zone	0.77%	2.75%	0.77	18.0454	0.75	16.4061

February 27, 2012	Page 9

Stock Listing Information

Mexican Stock Exchange

Ticker: KOFL

NYSE (ADR)

Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro

jose.castro@kof.com.mx

(5255) 5081-5120 / 5121

Roland Karig

roland.karig@kof.com.mx

(5255) 5081-5186

Carlos Uribe

carlos.uribe@kof.com.mx

(5255) 5081-5148

Website:

www.coca-colafemsa.com

2011 FOURTH-QUARTER AND FULL-YEAR RESULTS

	Fourth Quarter			YTD
	2011	2010	Δ%	2011	2010	Δ%

Total Revenues	36,187	27,991	29.3%	124,715	103,456	20.5%
Gross Profit	16,491	12,974	27.1%	57,227	47,922	19.4%
Operating Income	6,497	5,080	27.9%	20,152	17,079	18.0%
Net Controlling Interest Income	3,207	3,022	6.1%	10,615	9,800	8.3%
EBITDA(1)	7,756	6,109	27.0%	24,998	21,022	18.9%

Net Debt (2)	9,913	4,817	105.8%

Net Debt / EBITDA (3)	0.40	0.23
EBITDA/ Interest Expense, net (3)	22.02	14.37
Earnings per Share (3)	5.69	5.31
Capitalization (4)	19.2%	19.4%
Expressed in millions of Mexican pesos

(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.

See reconciliation table on page 8 except for Earnings per Share

(2) Net Debt = Total Debt - Cash

(3) LTM figures

(4) Total debt / (long-term debt + shareholders' equity)

•	Total revenues reached Ps. 36,187 million in the fourth quarter of 2011, an increase of 29.3% compared to the fourth quarter of 2010 as a result of double-digit total revenue growth in each division and the integration of Grupo Tampico and Grupo CIMSA in our Mexican territories.
•	Consolidated operating income grew 27.9% to Ps. 6,497 million for the fourth quarter of 2011, driven by double-digit operating income growth in each division, including the integration of the new territories in Mexico. Our operating margin was 18.0% in the fourth quarter of 2011.
•	Consolidated net controlling interest income grew 6.1%, reaching Ps. 3,207 million in the fourth quarter of 2011.

Mexico City (February 27, 2012), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public Coca-Cola bottler in the world, announces results for the fourth quarter of 2011.

“Despite a challenging commodity cost environment, our operators produced strong results for the quarter. Both of our divisions achieved double-digit top- and bottom-line growth. Thanks to our complementary cultures, operating processes, and best practices, our talented team of professionals successfully worked with their new colleagues to integrate the beverage divisions of Grupo Tampico and Grupo CIMSA quickly and efficiently into our contiguous Mexican operations during the quarter. We also announced our merger agreement with the beverage division of Grupo Fomento Queretano--our third such agreement in less than six months. These mergers confirm that our company represents an attractive, transparent, and diversified investment vehicle with proven management capabilities for family owned enterprises within the beverage industry. As we enter the year 2012, together, we will leverage our mutual strengths to continue creating the flexibility to transform challenges into opportunities to deliver increased value for our shareholders now and into the future," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

February 27, 2012	Page 10

CONSOLIDATED RESULTS

Our consolidated total revenues increased 29.3% to Ps. 36,187 million in the fourth quarter of 2011, compared to the fourth quarter of 2010 as a result of double-digit total revenue growth in each division and the integration of Grupo Tampico and Grupo CIMSA in our Mexican operations(1). Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, total revenues grew approximately 24%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues grew approximately 18%, driven by average price per unit case growth in every operation, in combination with volume growth mainly in Mexico, Argentina, Colombia and Brazil.

Total sales volume increased 11.0% to reach 732.3 million unit cases in the fourth quarter of 2011 as compared to the same period in 2010. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, volumes grew 3.6% to 683.4 million unit cases. Organically, the sparkling beverage category grew 4% mainly supported by strong volume growth of the Coca-Cola brand in Mexico, Argentina and Colombia, contributing almost 85% of incremental volumes. The still beverage category grew 11%, mainly driven by the Jugos del Valle line of business in Venezuela, Mexico and Brazil and the Hi-C orangeade and Cepita juice brand in Argentina, accounting for approximately 15% of incremental volumes. Our bottled water portfolio, including bulk water, grew 1%, representing the balance.

Our gross profit increased 27.1% to Ps. 16,491 million in the fourth quarter of 2011, compared to the fourth quarter of 2010. Cost of goods sold increased 31.2%, mainly as a result of higher PET and sweetener costs across our territories, in combination with the depreciation of the average exchange rate of the Mexican peso,(2) the Argentine peso,(2) the Brazilian real,(2) and the Colombian peso(2) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 45.6%, as compared to 46.4% in the fourth quarter of 2010.

Our consolidated operating income increased 27.9% to Ps. 6,497 million in the fourth quarter of 2011, driven by double-digit operating income growth in our South America and our Mexico & Central America division, including the integration of Grupo Tampico and Grupo CIMSA in Mexico. Operating expenses increased 26.6% in the fourth quarter of 2011 mainly as a result of (i) higher labor costs in Venezuela and higher labor and freight costs in Argentina, (ii) the integration of the newly merged territories in Mexico and (iii) increased marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability. Our operating margin remained flat reaching 18.0% in the fourth quarter of 2011, as compared with 18.1% in the same period of 2010.

During the fourth quarter of 2011, we recorded Ps. 1,142 million in the other expenses, net line. These expenses mainly reflect the write-off of certain non-productive assets, the recording of employee profit sharing and the loss on sale of fixed assets.

Our comprehensive financing result in the fourth quarter of 2011 recorded an expense of Ps. 235 million as compared to an expense of Ps. 147 million in the same period of 2010. This difference was mainly driven by a foreign exchange loss originated by the sequential devaluation of the Mexican peso as applied to a higher dollar denominated net debt position.

During the fourth quarter of 2011, income tax, as a percentage of income before taxes, was 34.9% compared to 29.7% in the same period of 2010. This difference was mainly driven by an increase in the tax on shareholder’s equity in one of our subsidiaries in the South America division.

Our consolidated net controlling interest income grew 6.1% reaching Ps. 3,207 million in the fourth quarter of 2011 as compared to the fourth quarter of 2010. Earnings per share (EPS) in the fourth quarter of 2011 were Ps. 1.67 (Ps. 16.69 per ADS) computed on the basis of 1,921.2 million shares(3) (each ADS represents 10 local shares).

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011 and Grupo CIMSA’s results as of December, 2011

(2) See page 12 for average and end of period exchange rates for the fourth quarter and full year

(3) According to Mexican Financial Reporting Standards, Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

February 27, 2012	Page 11

BALANCE SHEET

As of December 31, 2011, we had a cash balance of Ps. 12,661 million, including US$ 372 million denominated in U.S. dollars, an increase of Ps. 127 million compared to December 31, 2010, mainly as a result of the issuance of Ps. 5,000 million of Certificados Bursátiles in April 2011 and cash generated by our operations, net of the dividend and debt payments made during the year.

As of December 31, 2011, total short-term debt was Ps. 5,540 million and long-term debt was Ps. 17,034 million. Total debt increased by Ps. 5,223 million, compared to year end 2010. Net debt increased Ps. 5,096 million compared to year end 2010. The Company’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 553 million.(1)

The weighted average cost of debt for the quarter was 6.1%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2011.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	53.8%	33.3%
U.S. dollars	34.0%	1.5%
Colombian pesos	7.1%	100.0%
Brazilian reais	0.4%	0.0%
Argentine pesos	4.6%	11.5%
(1)	After giving effect to cross-currency swaps and interest rate swaps
(2)	Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2012	2013	2014	2015	2016	2017+
% of Total Debt	24.5%	3.3%	6.2%	12.6%	11.1%	42.2%

Consolidated Cash Flow

The following cash flow statement is presented on a historical basis, whereas the balance sheet included on page 9 is presented in nominal terms. Certain differences resulting from calculations performed with the information contained in the balance sheet may differ from items shown in this cash flow statement. These differences are presented separately as a part of the Translation Effect in the cash flow statement in accordance with Mexican Financial Reporting Standards.

Consolidated Cash Flow
Expressed in millions of Mexican pesos (Ps.) as of December 31, 2011
Dec-11
Ps.
Income before taxes	16,768
Non cash charges to net income	7,764
24,532
Change in working capital	(9,144)
Resources Generated by Operating Activities	15,388
Investments	(13,830)
Debt increase	4,143
Dividends declared and paid	(4,366)
Other	(2,059)
Increase in cash and cash equivalents	(724)
Cash, cash equivalents and marketable securities at begining of period	12,534
Translation Effect	851
Cash, cash equivalents and marketable securities at end of period	12,661

February 27, 2012	Page 12

MEXICO & CENTRAL AMERICA DIVISION OPERATING RESULTS (Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Coca-Cola FEMSA is including the results of Grupo Tampico as of October, 2011 and Grupo CIMSA as of December, 2011 in our Mexico & Central America divisions’ operating results.

Revenues

Total revenues from our Mexico and Central America division increased 25.8% to Ps. 14,516 million in the fourth quarter of 2011, as compared to the same period in 2010, supported by the integration of Grupo Tampico and Grupo CIMSA in our Mexican operations(1). Higher volumes, including the recently merged territories in Mexico, accounted for more than 70% of incremental revenues during the quarter, and increased average price per unit case represented the balance. Average price per unit case reached Ps. 35.11, an increase of 6.3%, as compared to the fourth quarter of 2010, mainly reflecting selective price increases across our product portfolio implemented in Mexico over the past several months. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, total revenues grew approximately 13%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues increased approximately 11%.

Total sales volume increased 17.8% to 410.3 million unit cases in the fourth quarter of 2011, as compared to the fourth quarter of 2010. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, volumes grew 3.8% to 361.4 million unit cases. Organically, sparkling beverages grew 4%, driven by a 5% increase in the Coca-Cola brand, accounting for approximately 80% of incremental volumes. Our bottled water portfolio, including bulk water, grew 3%, contributing close to 15% of incremental volumes. Still beverages grew 5% mainly driven by the Jugos del Valle line of products, Nestea and PowerAde, representing the balance.

Operating Income

Our gross profit increased 17.2% to Ps. 6,594 million in the fourth quarter of 2011 as compared to the same period in 2010. Cost of goods sold increased 34.0% as a result of higher PET and sweetener costs across the division in combination with the depreciation of the average exchange rate of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 45.4% in the fourth quarter of 2011, as compared with 48.8% in the same period of the previous year.

Operating income increased 16.3% to Ps. 2,504 million in the fourth quarter of 2011, compared to Ps. 2,153 million in the same period of 2010. Operating expenses increased 17.7%, mainly as a result of the integration of the newly merged territories in Mexico. Operating leverage achieved mainly through higher revenues, resulted in an operating margin of 17.2% in the fourth quarter of 2011, as compared with 18.7% in the same period of 2010.

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011and Grupo CIMSA’s results as of December, 2011

(2) See page 12 for average and end of period exchange rates for the fourth quarter and full year

February 27, 2012	Page 13

SOUTH AMERICA DIVISION OPERATING RESULTS (Colombia, Venezuela, Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues were Ps. 21,671 million in the fourth quarter of 2011, an increase of 31.7% as compared to the same period of 2010 as a result of double-digit total revenue growth in every territory. Excluding beer, which accounted for Ps. 1,199 million during the quarter, revenues increased 32.4% to Ps. 20,472 million. Excluding beer, higher average prices per unit case across our operations accounted for close to 90% of incremental revenues and volume growth in every territory contributed the balance. On a currency neutral basis, total revenues increased approximately 24%.

Total sales volume in our South America division increased 3.3% to 322.0 million unit cases in the fourth quarter of 2011 as compared to the same period of 2010, as a result of growth in every operation. Our sparkling beverage portfolio grew 3%, driven by the strong performance of the Coca-Cola brand in Argentina and Colombia, which grew 13% and 5%, respectively and a 5% growth in flavored sparkling beverages, mainly due to the Schweppes brand in Brazil. The still beverage category grew 20%, mainly driven by the Jugos del Valle line of business in Venezuela and Brazil and Hi-C orangeade and the Cepita juice brand in Argentina. These increases compensated for a 4% decline in the bottled water portfolio, including bulk water.

Operating Income

Gross profit reached Ps. 9,897 million, an increase of 34.7% in the fourth quarter of 2011, as compared to the same period of 2010. Cost of goods sold increased 29.3% mainly driven by higher year-over-year PET and sweetener costs across the division, in combination with the depreciation of the average exchange rate of the Argentine peso,(1) the Brazilian real(1) and the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross profit reached 45.7% in the fourth quarter of 2011, an expansion of 100 basis points as compared to the same period of 2010.

Our operating income increased 36.4% to Ps. 3,993 million in the fourth quarter of 2011, compared to the same period of 2010. Operating expenses increased 33.6%, mainly as a result of (i) higher labor costs in Venezuela, in combination with higher labor and freight costs in Argentina and (ii) increased marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across the division. Our operating margin was 18.4% in the fourth quarter of 2011, an expansion of 60 basis points as compared to the same period of 2010.

(1) See page 12 for average and end of period exchange rates for the fourth quarter and full year

February 27, 2012	Page 14

SUMMARY OF FULL-YEAR RESULTS

Our consolidated total revenues increased 20.5% to Ps. 124,715 million in 2011, as compared to 2010, driven by double-digit total revenue growth in our South America and Mexico & Central America divisions and the integration of Grupo Tampico and Grupo CIMSA in our Mexican operations(1) during the fourth quarter of 2011. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, total revenues grew approximately 19%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues increased approximately 15%.

Total sales volume increased 6.0% to 2,648.7 million unit cases in 2011, as compared to 2010. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, volumes grew 4.0% to 2,599.8 million unit cases. Organically, the sparkling beverage category grew 4% mainly driven by the Coca-Cola brand and contributed approximately 80% of incremental volumes. The still beverage category grew 11%, mainly driven by the performance of the Jugos del Valle line of business in Mexico, Brazil and Venezuela, and Hi-C orangeade and the Cepita juice brand in Argentina, and accounted for close to 15% of incremental volumes. Our bottled water portfolio, including bulk water, grew 2%, and represented the balance.

Our gross profit increased 19.4% to Ps. 57,227 million in 2011, as compared to 2010. Cost of goods sold increased 21.5% mainly as a result of higher PET and sweetener costs across our operations, which were partially offset by the appreciation of the average exchange rate of the Brazilian real,(2) the Colombian peso(2) and the Mexican peso(2)as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 45.9% in 2011 as compared to 46.3% in 2010.

Our consolidated operating income increased 18.0% to Ps. 20,152 million in 2011, as compared to 2010. Our South America division accounted for more than 60% of this growth. Our operating margin was 16.2% in 2011, as compared to 16.5% in 2010.

Our consolidated net controlling interest income increased 8.3% to Ps. 10,615 million in 2011, as compared to 2010. Earnings per share (EPS) in 2011 were Ps. 5.69 (Ps. 56.91 per ADS) computed on the basis of 1,865.3 million shares(3) (each ADS represents 10 local shares)

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011and Grupo CIMSA’s results as of December, 2011

(2) See page 12 for average and end of period exchange rates for the fourth quarter and full year

(3) According to Mexican Financial Reporting Standards, Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

February 27, 2012	Page 15

RECENT DEVELOPMENTS

•	On February 18, 2011, the Board of Directors approved the adoption of International Financial Reporting Standards (IFRS) in accordance with Mexican regulations beginning January 1, 2012. The Company will release its quarterly and full year 2011 results under IFRS prior to the release of its 1st quarter 2012 results.
•	On December 12, 2011, Coca-Cola FEMSA and Corporación de los Ángeles, S.A. de C.V. and its shareholders (“Grupo CIMSA”) announced the successful merger of Grupo CIMSA’s beverage division with Coca-Cola FEMSA. Coca-Cola FEMSA held an extraordinary shareholders meeting on December 9, 2011, at which the Company’s shareholders approved this merger. Coca-Cola FEMSA started integrating the results of Grupo CIMSA’s beverage division as of December, 2011.
•	On December 15, 2011, Coca-Cola FEMSA and Grupo Fomento Queretano and its shareholders (“Grupo Fomento Queretano”) agreed to merge their beverage businesses. The merger agreement has been approved by Coca-Cola FEMSA’s Board of Directors and is subject to the completion of confirmatory legal, financial and operating due diligence and to customary regulatory and corporate approvals. Coca-Cola FEMSA expects to close this transaction during the first quarter of 2012.
•	On January 26, 2012, in connection with the merger of Grupo CIMSA’s beverage division, Coca-Cola FEMSA issued 75.4 million new KOF series L shares. The total number of outstanding shares is 1,985.4 million of which FEMSA owns 50.0%, The Coca-Cola Company 29.4% and the Public 20.6%.
•	On February 20, 2012, Coca-Cola FEMSA announced that it has entered into a 12 month exclusivity agreement with The Coca-Cola Company to evaluate the potential acquisition of a controlling ownership stake in the bottling operations owned by The Coca-Cola Company in the Philippines.
•	On February 24, 2012, Coca-Cola FEMSA’s Board of Directors agreed to propose an ordinary dividend of approximately Ps. 5,625 million, to be paid during the second quarter of 2012. This dividend is subject to approval at the Annual Shareholders meeting to be held in March 20, 2012. This proposed amount represents a dividend per share of approximately Ps. 2.77, computed on the basis of 2,030.5 million shares, which include the 45.1 million shares to be issued in connection with the merger of Grupo Fomento Queretano. As compared with the dividend per share paid as of April 27, 2011, in the amount of Ps. 2.36, this represents an increase of approximately 17%.

CONFERENCE CALL INFORMATION

Our fourth-quarter 2011 Conference Call will be held on February 28, 2012, at 10:30 A.M. Eastern Time (09:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through March 5, 2012. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 38152393.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 35 bottling facilities in Latin America and serves more than 1,700,000 retailers in the region.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

February 27, 2012	Page 16

Consolidated Income Statement

Expressed in millions of Mexican pesos(1)

	4Q 11	% Rev	4Q 10	% Rev	Δ%	2011	% Rev	2010	% Rev	Δ%
Volume (million unit cases) (2)	732.3		659.9		11.0%	2,648.7		2,499.5		6.0%
Average price per unit case (2)	47.50		40.70		16.7%	45.38		39.89		13.8%
Net revenues	35,984		27,847		29.2%	124,066		102,988		20.5%
Other operating revenues	203		144		41.0%	649		468		38.7%
Total revenues	36,187	100%	27,991	100%	29.3%	124,715	100%	103,456	100%	20.5%
Cost of goods sold	19,696	54.4%	15,017	53.6%	31.2%	67,488	54.1%	55,534	53.7%	21.5%
Gross profit	16,491	45.6%	12,974	46.4%	27.1%	57,227	45.9%	47,922	46.3%	19.4%
Operating expenses	9,994	27.6%	7,894	28.2%	26.6%	37,075	29.7%	30,843	29.8%	20.2%
Operating income	6,497	18.0%	5,080	18.1%	27.9%	20,152	16.2%	17,079	16.5%	18.0%
Other expenses, net	1,142		415		175.2%	2,326		1,292		80.0%
Interest expense	478		437		9.4%	1,736		1,748		-0.7%
Interest income	156		75		108.0%	601		285		110.9%
Interest expense, net	322		362		-11.0%	1,135		1,463		-22.4%
Foreign exchange loss (gain)	69		(37)		-286.5%	(62)		423		-114.7%
Gain on monetary position in Inflationary subsidiries	(61)		(123)		-50.4%	(155)		(414)		-62.6%
Market value (gain) loss on ineffective portion of derivative instruments	(95)		(55)		72.7%	140		(244)		-157.4%
Comprehensive financing result	235		147		59.9%	1,058		1,228		-13.8%
Income before taxes	5,120		4,518		13.3%	16,768		14,559		15.2%
Income taxes	1,785		1,344		32.8%	5,599		4,260		31.4%
Consolidated net income	3,335		3,174		5.1%	11,169		10,299		8.4%
Net controlling interest income	3,207	8.9%	3,022	10.8%	6.1%	10,615	8.5%	9,800	9.5%	8.3%
Net non-controlling interest income	128		152		-15.8%	554		499		11.0%
Operating income	6,497	18.0%	5,080	18.1%	27.9%	20,152	16.2%	17,079	16.5%	18.0%
Depreciation	879		683		28.7%	3,269		2,633		24.2%
Amortization and other operative non-cash charges	380		346		9.8%	1,577		1,310		20.4%
EBITDA (3)	7,756	21.4%	6,109	21.8%	27.0%	24,998	20.0%	21,022	20.3%	18.9%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results

(3) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.

Since October 2011, we integrated Grupo Tampico in the operations of Mexico.

Since December 2011, we integrated CIMSA in the operations of Mexico.

February 27, 2012	Page 17

Consolidated Balance Sheet

Expressed in millions of Mexican pesos.

Assets		Dec 11		Dec 10
Current Assets
Cash, cash equivalents and marketable securities	Ps	12,661	Ps	12,534
Total accounts receivable		8,634		6,363
Inventories		7,573		5,007
Other current assets (1)		3,206		2,532
Total current assets		32,074		26,436
Property, plant and equipment
Property, plant and equipment		73,309		57,104
Accumulated depreciation		(31,807)		(25,230)
Total property, plant and equipment, net		41,502		31,874
Other non-current assets (1)		78,032		55,751
Total Assets	Ps	151,608	Ps	114,061

Liabilities and Shareholders' Equity		Dec 11		Dec 10
Current Liabilities
Short-term bank loans and notes	Ps	5,540	Ps	1,840
Suppliers		11,852		8,988
Other current liabilities		7,685		6,818
Total Current Liabilities		25,077		17,646
Long-term bank loans		17,034		15,511
Other long-term liabilities		8,717		7,023
Total Liabilities		50,828		40,180
Shareholders' Equity
Non-controlling interest		3,089		2,602
Total controlling interest		97,691		71,279
Total shareholders' equity		100,780		73,881
Liabilities and Shareholders' Equity	Ps	151,608	Ps	114,061

February 27, 2012	Page 18

Mexico & Central America Division

Expressed in millions of Mexican pesos(1)

	4Q 11	% Rev	4Q 10	% Rev	Δ%	2011	% Rev	2010	% Rev	Δ%
Volume (million unit cases)	410.3		348.3		17.8%	1,510.8		1,379.3		9.5%
Average price per unit case	35.11		33.03		6.3%	34.39		32.69		5.2%
Net revenues	14,406		11,503		25.2%	51,960		45,084		15.3%
Other operating revenues	110		38		189.5%	236		129		82.9%
Total revenues	14,516	100.0%	11,541	100.0%	25.8%	52,196	100.0%	45,213	100.0%	15.4%
Cost of goods sold	7,922	54.6%	5,913	51.2%	34.0%	27,421	52.5%	23,178	51.3%	18.3%
Gross profit	6,594	45.4%	5,628	48.8%	17.2%	24,775	47.5%	22,035	48.7%	12.4%
Operating expenses	4,090	28.2%	3,475	30.1%	17.7%	15,869	30.4%	14,321	31.7%	10.8%
Operating income	2,504	17.2%	2,153	18.7%	16.3%	8,906	17.1%	7,714	17.1%	15.5%
Depreciation, amortization & other operative non-cash charges	639	4.4%	460	4.0%	38.9%	2,278	4.4%	2,027	4.5%	12.4%
EBITDA (2)	3,143	21.7%	2,613	22.6%	20.3%	11,184	21.4%	9,741	21.5%	14.8%

(1) Except volume and average price per unit case figures.

(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Since October 2011, we integrated Grupo Tampico in the operations of Mexico.

Since December 2011, we integrated Grupo CIMSA in the operations of Mexico.

South America Division

Expressed in millions of Mexican pesos(1)

	4Q 11	% Rev	4Q 10	% Rev	Δ%	2011	% Rev	2010	% Rev	Δ%
Volume (million unit cases) (2)	322.0		311.6		3.3%	1,137.9		1,120.2		1.6%
Average price per unit case (2)	63.29		49.29		28.4%	59.97		48.76		23.0%
Net revenues	21,578		16,344		32.0%	72,106		57,904		24.5%
Other operating revenues	93		106		-12.3%	413		339		21.8%
Total revenues	21,671	100.0%	16,450	100.0%	31.7%	72,519	100.0%	58,243	100.0%	24.5%
Cost of goods sold	11,774	54.3%	9,104	55.3%	29.3%	40,067	55.3%	32,356	55.6%	23.8%
Gross profit	9,897	45.7%	7,346	44.7%	34.7%	32,452	44.7%	25,887	44.4%	25.4%
Operating expenses	5,904	27.2%	4,419	26.9%	33.6%	21,206	29.2%	16,522	28.4%	28.4%
Operating income	3,993	18.4%	2,927	17.8%	36.4%	11,246	15.5%	9,365	16.1%	20.1%
Depreciation, amortization & other operative non-cash charges	620	2.9%	569	3.5%	9.0%	2,568	3.5%	1,916	3.3%	34.0%
EBITDA (3)	4,613	21.3%	3,496	21.3%	32.0%	13,814	19.0%	11,281	19.4%	22.5%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results

(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

February 27, 2012	Page 19

SELECTED INFORMATION

For the three months ended December 31, 2011 and 2010

Expressed in millions of Mexican pesos.

	4Q 11		4Q 10
Capex	3,446.3	Capex	2,516.1
Depreciation	879.0	Depreciation	683.0
Amortization & Other non-cash charges	380.0	Amortization & Other non-cash charges	346.0

VOLUME

Expressed in million unit cases

	4Q 11					4Q 10
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	276.6	16.9	60.3	18.4	372.2	236.8	12.8	47.2	15.4	312.2
Central America	33.0	1.7	0.1	3.3	38.1	31.5	1.5	0.1	3.0	36.1
Mexico y Central America	309.6	18.6	60.4	21.7	410.3	268.3	14.3	47.3	18.4	348.3
Colombia	49.0	4.9	6.6	4.0	64.5	46.6	5.3	6.7	3.9	62.5
Venezuela	49.1	2.3	0.4	2.3	54.1	48.7	2.6	0.8	1.1	53.2
Brazil	126.9	7.1	0.8	6.1	140.9	125.3	7.1	0.8	5.8	139.0
Argentina	56.0	3.6	0.2	2.7	62.5	51.5	3.3	0.3	1.8	56.9
Sudamerica	281.0	17.9	8.0	15.1	322.0	272.1	18.3	8.6	12.6	311.6
Total	590.6	36.5	68.4	36.8	732.3	540.4	32.6	55.9	31.0	659.9

(1) Excludes water presentations larger than 5.0 Lt

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

Certain brands within our portfolio have been reclassified across categories. This reclassification affects, among others, flavored water brands that were previously included as a part of still beverages and will now be presented within our water category. For comparison purposes, the figures of 2010 have been restated. This change mainly affects our Argentina, Mexico, Venezuela and Colombia 2010 volumes and accounts for 4.9 million unit cases.

Volume of Mexico, the Mexico & Central America division, and Consolidated for the fourth quarter 2011 results includes Grupo Tampico’s results as of October, 2011 and Grupo CIMSA’s results as of December, 2011, accounting for 48.9 million unit cases, of which 63% is Sparkling Beverages, 5% is Water, 27% is Bulk Water and 5% is Still Beverages.

SELECTED INFORMATION

For the twelve months ended December 31, 2011 and 2010

Expressed in millions of Mexican pesos.

	2011		2010
Capex	7,825.5	Capex	7,478.3
Depreciation	3,269.0	Depreciation	2,633.0
Amortization & Other non-cash charges	1,577.0	Amortization & Other non-cash charges	1,310.0

VOLUME

Expressed in million unit cases

	2011					2010
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	1,007.0	67.4	223.1	69.0	1,366.5	919.4	56.8	204.2	61.9	1,242.3
Central America	123.8	7.2	0.3	13.0	144.3	118.4	6.1	0.4	12.1	137.0
Mexico y Central America	1,130.8	74.6	223.4	82.0	1,510.8	1,037.8	62.9	204.6	74.0	1,379.3
Colombia	187.6	20.8	27.3	16.4	252.1	174.1	24.5	29.0	16.7	244.3
Venezuela	174.1	8.4	1.9	5.4	189.8	192.6	11.3	2.4	4.7	211.0
Brazil	437.5	23.4	2.6	21.8	485.3	431.7	23.4	2.6	17.9	475.6
Argentina	189.2	12.1	0.8	8.6	210.7	171.8	10.9	1.0	5.6	189.3
Sudamerica	988.4	64.7	32.6	52.2	1,137.9	970.2	70.1	35.0	44.9	1,120.2
Total	2,119.2	139.3	256.0	134.2	2,648.7	2,008.0	133.0	239.6	118.9	2,499.5

(1) Excludes water presentations larger than 5.0 Lt

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

Certain brands within our portfolio have been reclassified across categories. This reclassification affects, among others, flavored water brands that were previously included as a part of still beverages and will now be presented within our water category. For comparison purposes, the figures of 2010 have been restated. This change mainly affects our Argentina, Mexico, Venezuela and Colombia 2010 volumes and accounts for 18.9 million unit cases.

Volume of Mexico, the Mexico & Central America division, and Consolidated for 2011 results includes Grupo Tampico’s results as of October, 2011 and Grupo CIMSA’s results as of December, 2011, accounting for 48.9 million unit cases, of which 63% is Sparkling Beverages, 5% is Water, 27% is Bulk Water and 5% is Still Beverages.

February 27, 2012	Page 20

December 2011

Macroeconomic Information

	Inflation (1)
	LTM	4Q 2011	YTD

Mexico	3.82%	2.60%	3.82%
Colombia	3.72%	0.75%	3.72%
Venezuela	27.57%	5.86%	27.57%
Brazil	6.50%	1.46%	6.50%
Argentina	9.51%	2.08%	9.51%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	4Q 11	4Q 10	Δ%	YTD 11	YTD 10	Δ%

Mexico	13.6180	12.3900	9.9%	12.4256	12.6383	-1.7%
Guatemala	7.8236	8.0190	-2.4%	7.7898	8.0597	-3.3%
Nicaragua	22.8375	21.7500	5.0%	22.4243	21.3565	5.0%
Costa Rica	515.0143	514.8583	0.0%	511.0512	530.9824	-3.8%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,920.8899	1,864.6441	3.0%	1,847.5181	1,898.9456	-2.7%
Venezuela	4.3000	4.3000	0.0%	4.3000	4.2653	0.8%
Brazil	1.8000	1.6967	6.1%	1.6750	1.7601	-4.8%
Argentina	4.2570	3.9674	7.3%	4.1297	3.9123	5.6%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Dec 11	Dec 10	Δ%

Mexico	13.9787	12.3571	13.1%
Guatemala	7.8108	8.0136	-2.5%
Nicaragua	22.9767	21.8825	5.0%
Costa Rica	518.3300	518.0900	0.0%
Panama	1.0000	1.0000	0.0%
Colombia	1,942.7000	1,913.9800	1.5%
Venezuela	4.3000	4.3000	0.0%
Brazil	1.8758	1.6662	12.6%
Argentina	4.3040	3.9760	8.2%

February 27, 2012	Page 21